August 11, 2005

Mr. Sergei A. Plastinin
Chief Executive Officer
Wimm-Bill-Dann Foods OJSC
16 Yauzsky Boulevard
Moscow 109028
Russian Federation

     Re: **Wimm-Bill-Dann Foods OJSC**
             Form 20-F for the Year Ended December 31, 2004
             File No. 1-31232

Dear Mr. Plastinin:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please be as detailed as necessary in your explanations. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2004

Cover Page

1. Our records show your File Number is 1-31232, rather than file number 333-14278 that appears on the cover pages of your Forms 20-F and 6-K. In future filings, please include the correct file number.

Consolidated Financial Statements, page F-1

Consolidated Statements of Income and Comprehensive Income, page F-5

2. We note that you have presented earnings per share data for income from currency translation adjustment and comprehensive income. It appears that these are non-GAAP financial measures, which are prohibited by Item 10(e)(1)(ii)(C) of Regulation S-K. Per share data other than that relating to net income should not be presented on the face of your consolidated statements of income and comprehensive income. Please tell us your basis in GAAP with reference to the authoritative guidance you are applying. If you are unable to cite specific authoritative guidance supporting your presentation, please remove the non-GAAP earnings per share data in future filings.

Notes to Consolidated Financial Statements, page F-8

Note 3. Summary of Significant Accounting Policies, page F-8

3. You disclose on page 71 that the Toshkent Sut Dairy plant is not consolidated in your financial results. Please tell why you do not control the Toshkent Sut Dairy plant given your majority ownership. Please refer to ARB 51 as amended by FAS 94. Please also tell us the amount of your investment in the Toshkent Sut Dairy plant. Finally, tell us whether you account for your investment in the Toshkent Sut Dairy plant using the cost method or equity method of accounting and your basis for doing so. Please refer to APB 18.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact Bill Thompson at (202) 551-3344 or me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief